Exhibit 99


Company Statement Relating to Forward Looking Information
(Filed Pursuant to Rule 175)


Mr. Richard Jay Kogan, President and Chief Executive Officer, commenting on the Company's business results, stated: "Assuming no unforeseen developments, Schering-Plough's 1998 earnings per share are expected to be higher by about
20 percent."

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